Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax John D. Hancock 617 832 1201 direct jhancock@foleyhoag.com
August 8, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jim B. Rosenberg, Senior
  Assistant Chief Accountant

Re:	Alere Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 1, 2011
File No. 1-16789
Ladies and Gentlemen:
          I am writing on behalf of Alere Inc. (the “Company”) in response to the letter dated August 2, 2011 (the “Comment Letter”) containing comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, which the Company filed with the Commission on March 1, 2011.
          The Comment Letter requested that, within ten business days, the Company either provide the information requested by the Comment Letter or advise you when the Company will provide the requested information.
          On behalf the Company, I advise you that the Company anticipates that it will provide the requested information on or about September 1, 2011, thirty days after receipt of the Comment Letter.

ATTORNEYS AT LAW	BOSTON | WASHINGTON | EMERGING ENTERPRISE CENTER | FOLEYHOAG.COM

Securities and Exchange Commission
August 8, 2011

          Please feel free to contact me at (617) 832-1201 if I can be of any assistance.
Sincerely,
/s/ John D. Hancock
John D. Hancock

cc:	David Teitel
Jay McNamara Esq.